SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

BlackRock Municipal Income Fund, Inc.

(Name of Subject Company (Issuer))

BlackRock Municipal Income Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

09253X102

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Municipal Income Fund, Inc.

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

October 15, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by BlackRock Municipal Income Fund, Inc., a Maryland corporation (the “Fund”), on October 15, 2024, relating to the Fund’s offer to purchase 50% of its issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the next day the NAV is calculated after the offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Offer”).

This Amendment No. 3 is being filed to update Item 12 of the Schedule TO to include a press release announcing the preliminary results of the Offer, which expired on November 15, 2024, at 5:00 p.m. Eastern time. A copy of the press release is attached hereto as Exhibit (a)(5)(vii).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information set forth in the Schedule TO, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 12(a).	Exhibits

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(vii)	Press release issued on November 15, 2024 is filed herewith.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Municipal Income Fund, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: November 15, 2024

Exhibit Index

Exhibit Number	Description

(a)(5)(vii)	Press release issued on November 15, 2024

Filing Fee Exhibit